SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                             ______________
                                FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For The Fiscal Year Ended December 31, 1996


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For The Transition Period From ___________To ____________


                     Commission File Number 1-10704

                             ______________

            SPORT SUPPLY GROUP, INC. EMPLOYEES  SAVINGS PLAN
                        (Full Title of the Plan)

                        SPORT SUPPLY GROUP, INC.
      (Name of issuer of the securities held pursuant to the plan)



1901 Diplomat Drive, Farmers Branch, Texas                75234
(Address of principal executives offices)              (Zip Code)

                SPORT SUPPLY GROUP, INC. EMPLOYEES  SAVINGS PLAN


          INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                      Page

FINANCIAL STATEMENTS:

   Report of Independent Public Accountants            3

   Statement of Net Assets Available for
   Plan Benefits With Fund Information
   as of December 31, 1996                             4

   Statement of Net Assets Available for
   Plan Benefits With Fund Information as
   of December 31, 1995                                5

   Statement of Changes in Net Assets Available
   for Plan Benefits With Fund Information for the
   Year Ended December 31, 1996                        6

   Statement of Changes in Net Assets Available for
   Plan Benefits With Fund Information for the Year
   Ended December 31, 1995                             7

    Notes to Financial Statements                      8

SUPPLEMENTAL SCHEDULES:

    Schedule I - Item 27a, Schedule of Assets
       Held for Investment Purposes as of
       December 31, 1996                              12

    Schedule II - Item 27d, Schedule of Reportable
       Transactions for the Year Ended
       December 31, 1996                              13

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS             14

                           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Sport Supply Group, Inc. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sport Supply Group, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying Index of Financial Statements and Supplemental Schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                ARTHUR ANDERSEN LLP

Dallas, Texas,
April 17, 1997

                   SPORT SUPPLY GROUP, INC. EMPLOYEES  SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               AS OF DECEMBER 31, 1996


                                       Fund 1           Fund 2            Fund 3       Fund 4        Fund 5
                                       Money         Limited Volatility   Equity       Disciplined   Company      1996
                                       Market Fund      Bond Fund         Index Fund   Value Fund    Stock Fund   Total
ASSETS:
   Investments, at market value-
     Common and Collective Trust       $57,225          $70,221           $243,313     $187,341      $33,329      $591,429
     Funds Participant loans            15,965             -                  -            -            -           15,965

                                        73,190           70,221            243,313      187,341       33,329       607,394

   Dividend/interest receivable            251              359                412          215            8         1,245
   Employee contributions receivable       787            1,484              7,366        3,892        1,357        14,886
   Other receivables                       439               12              1,543         -             386         2,380

                 Total assets           74,667           72,076            252,634      191,448       35,080       625,905

LIABILITIES:
   Accrued liabilities                      87            1,234               -             502           47         1,870

                 Total liabilities          87            1,234               -             502           47         1,870

NET ASSETS AVAILABLE FOR PLAN BENEFITS $74,580          $70,842           $252,634     $190,946      $35,033      $624,035


               The accompanying notes are an integral part of this financial statement.

                   SPORT SUPPLY GROUP, INC. EMPLOYEES  SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               AS OF DECEMBER 31, 1995

                                       Fund 1           Fund 2            Fund 3       Fund 4        Fund 5
                                       Money       Limited Volatility     Equity     Disciplined     Company      1995
                                     Market Fund       Bond Fund        Index Fund    Value Fund    Stock Fund   Total
ASSETS:
   Investments, at market value-
       Common and Collective Trust
       Funds                           $42,117          $51,908           $156,528     $170,247      $31,108      $451,908
       Participant loans                 9,523             -                  -            -            -            9,523

                                        51,640           51,908            156,528      170,247       31,108       461,431

   Dividend/interest receivable            193              259                223          343           24         1,042
   Employee contributions receivable     1,441            1,825              3,752        3,354        1,607        11,979
   Other receivables                     1,312               65                494         -              96         1,967

                 Total assets           54,586           54,057            160,997      173,944       32,835       476,419

LIABILITIES:
   Accrued liabilities                   5,088              121                418          626          332         6,585

                 Total liabilities       5,088              121                418          626          332         6,585

NET ASSETS AVAILABLE FOR PLAN BENEFITS $49,498          $53,936           $160,579     $173,318      $32,503      $469,834

                     The accompanying notes are an integral part of this financial statement.

                   SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                       Fund 1           Fund 2            Fund 3       Fund 4        Fund 5
                                       Money       Limited Volatility     Equity      Disciplined    Company      1996
                                     Market Fund       Bond Fund        Index Fund    Value Fund    Stock Fund   Total
INVESTMENT EARNINGS
Dividends, interest, and other        $ 5,172          $ 3,857           $ 4,739      $20,457       $   250      $ 34,475

REALIZED GAINS (LOSSES) ON
INVESTMENTS                               -                (47)              419        1,756           (81)        2,047

UNREALIZED GAINS (LOSSES) ON
INVESTMENTS                               -               (849)           33,964        2,850       (13,169)       22,796

EMPLOYEE CONTRIBUTIONS                  16,097          21,443            55,112       37,349        17,504       147,505

                                        21,269          24,404            94,234       62,412         4,504       206,823

PARTICIPANT WITHDRAWALS AND
   DISTRIBUTIONS                        (3,703)         (4,938)           (2,696)     (38,696)       (2,589)      (52,622)

TRANSFERS BETWEEN FUNDS                  7,516          (2,560)              517       (6,088)          615          -

NET INCREASE IN NET ASSETS              25,082          16,906            92,055       17,628         2,530       154,201

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,beginning of year            49,498          53,936           160,579      173,318        32,503       469,834

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year                  $74,580          $70,842          $252,634    $190,946       $35,033      $624,035


                      The accompanying notes are an integral part of this financial statement.


                      SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                           FOR THE YEAR ENDED DECEMBER 31, 1995

                                       Fund 1           Fund 2            Fund 3       Fund 4        Fund 5
                                       Money       Limited Volatility     Equity     Disciplined     Company      1995
                                     Market Fund       Bond Fund        Index Fund    Value Fund    Stock Fund   Total
INVESTMENT EARNINGS
   Dividends, interest, and other      $ 2,172          $ 2,727           $ 7,914      $ 13,365      $   467      $26,645

REALIZED GAINS (LOSSES) ON
INVESTMENTS                               -                 150             2,340         2,070          (13)       4,547

UNREALIZED GAINS (LOSSES) ON
INVESTMENTS                               -               1,966            28,316        17,440       (8,320)      39,402

EMPLOYEE CONTRIBUTIONS                  18,655           22,368            41,780        50,544       19,129      152,476

                                        20,827           27,211            80,350        83,419       11,263      223,070

PARTICIPANT WITHDRAWALS AND
   DISTRIBUTIONS                        (5,978)          (7,012)          (13,491)      (21,488)      (3,671)     (51,640)

TRANSFERS BETWEEN FUNDS                  6,143           (1,938)           (3,779)         (658)         232         -

NET INCREASE IN NET ASSETS              20,992           18,261            63,080        61,273        7,824      171,430

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year          28,506           35,675            97,499       112,045       24,679      298,404

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year               $49,498          $53,936          $160,579      $173,318      $32,503     $469,834


                    The accompanying notes are an integral part of this financial statement.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN:

The  Sport  Supply  Group, Inc.  Employees   Savings Plan (the Plan) was
established on June 1, 1993, and was amended on October 18, 1995, to comply with Internal Revenue Service requirements. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution retirement plan established by Sport Supply Group, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferral arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees become eligible to participate in the Plan upon the completion of one year of service and attainment of age 21. Employees who had satisfied the eligibility requirements prior to the effective date of the plan were eligible to participate as of June 1, 1993.

Participation

Eligible employees may become participants on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date the employees satisfy the Plan's eligibility requirements.

Contributions

Participants may elect to defer up to 8% of their compensation each year. However, total deferrals for each employee in any taxable year may not exceed a dollar limit which is set by Internal Revenue Service regulations. The limit for 1996 and 1995 was $9,500 and $9,240, respectively. These contributions are invested at the participant's discretion into funds administered by Bank One, Texas, N.A. (the "Trustee").

The Company may elect to contribute to the Plan by means of a matching contribution, a special discretionary contribution, or an additional discretionary amount. The Company did not make any contributions in 1996 or 1995.

Investment Options

Participants  may  direct  contributions  into  five  different  investment
options.   Participants may change their investment elections quarterly.  A summary description of each investment option is provided below:

    Fund 1 - Money Market Fund

    This fund invests in instruments in which the dollar-weighted average portfolio maturity may not exceed 90 days.

    Fund 2 - Limited Volatility Bond Fund

    This fund invests in bonds, preferred stocks, and obligations issued or
    guaranteed  by  the  U.S.  government.    All  remaining assets will be
    invested in debt securities of all types.

    Fund 3 - Equity Index Fund

    This fund invests in the stocks which comprise the Standard & Poor's 500 Composite Index.

    Fund 4 - Disciplined Value Fund

    This fund invests in equity securities with below-market average price-to-earnings and price-to-book ratios.

    Fund 5 - Company Stock Fund

    This fund invests principally in the Company's common stock.

Vesting

A participant is 100% vested in his/her salary deferral amounts contributed to the Plan and in any of the Company's special discretionary contributions made to the Plan. A participant becomes vested in any matching and additional discretionary contributions by the Company after five years of service with no partial vesting. Years of service prior to the time a participant has reached age 18 are not counted for vesting purposes.

Forfeiture

A  participant's  nonvested  portion  of  his/her  account  balance will be
forfeited  upon  termination  of  employment.   Forfeitures will be used to
restore previously forfeited amounts for reemployed participants.

Benefits

Participants or beneficiaries are able to receive vested funds from their accounts under the following circumstances:

     -    Normal retirement (normal retirement age is 65)
     -    Late retirement
     -    Death
     -    Total and permanent disability

If a participant terminates for reasons other than those listed above, he/she will be entitled to receive only the vested portion of his/her account, and the remainder will be forfeited.

Participant Loans

The Trustee may, at its discretion, make loans to participants and beneficiaries. The amount the Plan may loan to a participant is limited by rules under the IRC. The outstanding balance of any one participant's loans will be limited to the lesser of $50,000 or one half of the participant's vested account balance. The minimum loan is $1,000. All participant loan activity is presented in the Money Market Fund (Fund I).

Outstanding loans as of December 31, 1996 and 1995, were $15,965 and $9,523, respectively.

Withdrawals

Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Participants may not make contributions for at least one year after the receipt of the distribution.

2.      INCOME TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 1, 1995, that the Plan is designed in accordance with applicable sections of the IRC, and the Plan and related trust are exempt from federal income tax. This determination letter covers all Plan amendments through October 18, 1995.

3.      PLAN TERMINATION:

While  it  currently  has  no intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, all participants will become fully vested, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

Income Recognition

Interest and other income are recorded as earned on the accrual basis. The interest and other income is allocated to the participants accounts based upon their deferral percentages. Dividend income is recorded on the exdividend date.

Investment Valuation

Investments of the Plan are stated at their fair market values as determined by quoted market prices. Securities listed on a registered stock exchange are valued at the last sales prices on the day of valuation, or lacking any sales, at the prices at which they were last traded prior to the valuation day. Any unlisted security held is valued at its bid price as obtained from a registered broker or an investment banker.

The following investments represented 5% or more of the net assets available for plan benefits at December 31, 1996 and 1995:

                 Description                          1996         1995

      The One Group Prime Money Market Fund        $  57,225   $  42,117
      The One Group Limited Volatility Bond Fund      70,221      51,908
      The One Group Equity Index Fund                243,313     156,528
      The One Group Disciplined Value Fund           187,341     170,247
      Company Stock Fund                              33,329      31,108

Administrative and Investment Expenses

All trustee fees, investment management fees, and record-keeping fees are paid by the Company at its discretion. The Plan is not required to reimburse the Company for these expenses.

5.    SUBSEQUENT EVENT:

As of May 1, 1997, the Plan changed its trustee.


                                                            SCHEDULE I


                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1996

                              EIN:  75-2241783

                                PLAN #:  001


(a)        (b)                    (c)                        (d)        (e)
        Identity                                            Cost      Current
        of Issuer              Description                  Value      Value
*  Bank One, Texas, N.A.   Cash equivalents - The One
                           Group Prime Money Market Fund   $ 57,225  $ 57,225

*  Bank One, Texas, N.A.   Corporate obligations -
                           The One Group Limited
                           Volatility Bond Fund              70,459    70,221

*  Bank One, Texas, N.A.   Common stock - The One Group
                           Equity Index Fund                184,040   243,313

*  Bank One, Texas, N.A.   Common stock - The One Group
                           Disciplined Value Fund           176,720   187,341

*  Sport Supply Group,Inc. Common stock, $.01 par value      61,640    33,329

*  Participant Loans       Participant Loans
                           Interest rates from
                           8.75% to 10.0%                      -       15,965

         Totals                                            $566,049  $607,394

* Column (a) indicates each identified person/entity known to be a party-in-interest.

This supplemental schedule lists assets held for investment purposes at December 31,1996, as required by the Department of Labor Rules and Regulations for Reporting and Disclosures.


                                                             SCHEDULE II

                   SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                   EIN:  75-2241783

                                   PLAN #:  001


                                                                    Purchases                                    Sales
            (a)                       (b)                                     (c)                    (d)      (g)     (i)
        Identity of                                          Number of     Purchase   Number of    Selling  Cost of   Net
       Party Involved        Description of Asset            Transactions  Price      Transactions  Price   Assets  Gain/(Loss)
INDIVIDUAL TRANSACTIONS:

*   Bank One, Texas, N.A.    Common stock - The One Group
                             Disciplined Value Fund               -        $  -           1        $32,848  $29,900  $2,948

SERIES OF TRANSACTIONS:

*   Bank One, Texas, N.A.    Cash equivalents - The One Group
                             Prime Money Market Fund              95        46,829       25         34,907   34,907    -

*   Bank One, Texas, N.A.    Corporate obligations - The One
                             Group Limited Volatility Bond        56        25,887        7          6,702    6,701       1
                             Fund

*   Bank One, Texas, N.A.    Common stock - The One Group
                             Equity Index Fund                    55        58,745        5          6,320    5,019   1,301

*   Bank One, Texas, N.A.    Common stock - The One Group
                             Disciplined Value Fund               55        62,339        7         17,027   15,372   1,655

* Column (a) indicates each identified entity known to be a party-in-interest.
  Column (e) was not used as there were no reportable transactions related to lease rentals.
  Column (f) was not used as there were no transaction expenses.

This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of
Labor Rules and Regulations for Reporting and Disclosure.

                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SPORT SUPPLY GROUP, INC.
                                   EMPLOYEES SAVINGS PLAN


                                       /s/ John P. Walker
                                   By: John P. Walker
                                       Chief Financial Officer
June 26, 1997

                        Index to Exhibits



Number                    Description                        Page

   1           Consent of Independent Public
               Accountants..................................  16

                                                                EXHIBIT I

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 17, 1997, included in this Form 11-K for the year ended December 31, 1996, into Sport Supply Group, Inc.'s previously filed Registration Statement File No. 33-64470.

                                 ARTHUR ANDERSEN LLP

Dallas, Texas,
April 17, 1997